NOTIFICATION OF THE REMOVAL FROM LISTING
AND REGISTRATION OF THE STATED SECURITIES

New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the Class A and Class B Common
Stocks (the 'Issues?) of Blockbuster, Inc., (the
'Company') from listing and registration on the Exchange at the opening of business on August 2, 2010, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Issues are no longer suitable for continued listing and trading on the Exchange.

The Issues had previously fallen below the NYSE?s continued listing standards pertaining to $1.00 average share price over a 30 trading-day period, as well as $75 million average market capitalization, and the Company was operating under an NYSE approved business plan to regain compliance.

1. The Exchange's Listed Company Manual, Section 802.01C, states, in part, that the Exchange would consider delisting a security of either a domestic or non-U.S. issuer when the average closing price of the security is less than $1.00 over a consecutive 30 trading-day period.

2. The Exchange, on July 1, 2010, determined that the Issues should be suspended from trading before the opening of the trading session on July 7, 2010, and directed the preparation and filing with the Commission of this application for the removal of the Issues from listing and registration on the Exchange. The Company was notified by letter on July 1, 2010.

3. Pursuant to the above authorization, a press release was issued on July 1, 2010, and an announcement was made on the 'ticker' of the Exchange at the close of the trading session on July 1, 2010 and other various dates of the proposed suspension of trading in the Issues. Similar information was included on the Exchange's website. Trading in the Issues on the Exchange was suspended before the opening of the trading session on July 7, 2010.

4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation, Inc. the determination of the Exchange to delist its Issues, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company did not file such request within the specified time period.